EXHIBIT 99.1

EDAP Announces Dismissal of Class Action Lawsuit

Deadline for Appeals Passes With no Notice of Appeal Filed

LYON, France, Nov. 11, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced that, further to U.S. District Court for the Southern District of New York dismissal of the securities class action lawsuit filed against the Company, the appeals period has concluded with no notice of appeal filed by the plaintiffs in the suit.

Marc Oczachowski, Chief Executive Officer of EDAP said, "We are pleased with the Court's decision last month and believe the ruling supported our position that the suit was without merit, a belief that was reinforced by the lack of an appeal on behalf of the plaintiffs. We look forward to putting this matter behind us and focusing on the growth of the Company following the recent receipt of FDA clearance of our Ablatherm® Robotic HIFU."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com